NYIAX, Inc.

180 Maiden Lane, 11th Floor

New York, NY 10005

VIA EDGAR

January 30, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	NYIAX, INC.

Request to Withdraw Amendment No. 7 to Registration Statement on Form S-1

SEC File No. 333-273464

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), NYIAX, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Amendment No. 7 (the “Amendment No. 7”) to its Registration Statement on Form S-1 (File No. 333-273464) (the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 27, 2023. The Amendment No. 7 was filed with the Commission on January 30, 2024.

The grounds for this application for withdrawal are that, subsequent to the filing of the Amendment No. 7, the Company determined to increase the number of shares registered under the Registration Statement. The Company intends to file an amendment to the Registration Statement on Form S-1, which will include the increased number of shares registered under the Registration Statement.

Please note that the Company is filing this application to request withdrawal of Amendment No. 7 only and is not applying for withdrawal of the entire Registration Statement.

No securities have been sold under the Registration Statement.

If you have questions with respect to the foregoing, please contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Teresa Gallo
Teresa Gallo, Chief Executive Officer

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP